

03027230





SEC MAIL PROCESSING
RECEIVED
JUL 16 2003
WASH. D.C. 152 SECTION

Thos. Nelson



ANNUAL REPORT 2003



Publishers Since 1798





Linear Goal.

...ize Company's

and enhance

shareholder value.




THOMAS NELSON PUBLISHERS

Company Profile

Thomas Nelson, Inc. publishes Bibles and books and hosts inspirational conferences, all designed to appeal to the Christian and family-oriented lifestyle segments of the population. The Company's business strategy is to achieve superior results by publishing high-quality products for the Christian and general retail markets. Thomas Nelson's Common stock and Class B Common stock are listed on the New York Stock Exchange under the symbols TNM and TNMB, respectively. More information is located on the World Wide Web at www.thomasnelson.com.





Contents

Financial Highlights

(Dollars in thousands, except per share amounts)

	2003	2002	Percentage Change
Net Revenues	$217,217	$215,552	0.8+
Operating Income	18,926	16,563	14.3+
Income from Continuing Operations	10,184	7,821	30.2+
Net Income (Loss)	10,184	(49,474)	N/A
Income Per Share from Continuing Operations (Diluted)	0.70	0.54	29.6+
Net Income (Loss) Per Share (Diluted)	0.70	(3.41)	N/A
Book Value Per Share	6.11	5.40	13.1+
Long-Term Debt to Total Capitalization	22.8%	42.1%	45.8-

Dear Fellow Shareholders



DURING THE 35 YEARS THAT I HAVE RUN this company, working hard to establish Thomas Nelson as the premier publisher of Christian and inspirational books, I have never worked with a stronger management team. This experienced group has proven its ability through its leadership, marketing, business and financial analysis, and determination to refocus the company. We believe these efforts have put the company in a strong financial position and have set the stage for profitable growth.

Although fiscal 2003 was a turnaround year for Thomas Nelson, I believe the steps we have taken to refocus our business on publishing and conferences is the reason for the momentum that we are experiencing moving into the new year. We are dedicated and motivated, but not yet satisfied.

From our increased selectivity of the titles we publish, to more stringent control of our inventory, the management team has done a superb job in every facet of the business. The team's dedication to apply its market experience, creative problem-solving skills, and solid business ethics and sensibilities has led to some important improvements in the way we do business.

We started and completed a 60,000 square foot addition to our warehouse in fiscal 2003, financed solely from cash generated from operations. This was completed ahead of schedule and below budget and allowed us to exit outside leased facilities, gaining efficiencies in serving our customers. This new facility has already begun to improve our performance, improving our average order turnaround time by better than 25 percent.

We established WND Books,™ a new imprint that will help develop and publish works from authors and other commentators who are featured on World Net Daily, best known for its independent news Web site that has attracted a growing and loyal following. We have published four books with WND so far, of which *The Savage Nation,* by radio talk-show host Michael Savage, has been the most prominent.

Women of Faith® continues to grow in prominence and has a well-recognized brand that will continue to be a significant force for Thomas Nelson. The conference business is a very exciting progression from our publishing competency. The women who attend these conferences make up a good portion of our customer base, and we intend to continue working with them to deliver the products that inspire them.

Besides the wonderful accomplishments driven by the management team, there are important industry forces that have helped build momentum. In fiscal 2003, our titles have become increasingly more acceptable in mainstream channels, at times dominating many of the most prominent best-seller lists. This progression has increased the demand from general market bookstores and mass merchandisers. We see this as a key development that has fueled our momentum.

Financial Review

In fiscal 2003, Thomas Nelson reported a 30 percent increase in income from continuing operations, on sales growth of nearly one percent versus fiscal year 2002. These increases occurred despite the continuation of the challenging economic environment that we are faced with. Furthermore, the results reflect the outcome of the strategy initiated in fiscal 2002, which included the disposition of our gift division and other non-core assets, allowing us to focus on our core competencies. I am happy to report that these changes are taking effect and producing improved results.

Retailers across the size spectrum are ordering less and ordering later in the product cycle than ever before. In fiscal 2003, we placed a special emphasis on reducing the total number of products we offered, while devoting extra support and attention to our best performing products. This greater selectivity regarding products also helped us with another important financial objective—inventory control.

Finally, I am proud of our significantly improved financial position at fiscal year ended March 31, 2003. Key performance metrics, including sales growth, profit margins, net income, earnings per share and return on equity, each showed improvement. This allowed us to significantly reduce our total debt, and in fact our debt will be further reduced by applying the $18.7 million income tax refund we received shortly after the close of the year. In addition, our total assets employed have been lowered through reductions in inventory and accounts receivable.

Looking Forward

In April, we arranged an asset exchange with Multnomah, one of our competitors, to publish 17 out of 18 of Max Lucado's backlist trade book titles. Year in and year out,

Max Lucado has been one of our best-selling book authors. Three of his books were among our top 20 in the fourth quarter, and we are very pleased to be representing the full depth of this important author's work.

Cool Springs Press™ is enjoying success with a line of state-specific gardening books. We are seeing that gardeners are willing to spend a little extra for high-quality full-color books. In addition, we are having good results selling these books through non-traditional channels, such as The Home Depot,® as well as through other retail operators.

Additionally, we have developed books for sale in other non-traditional channels, including Rutledge Hill® guides to manners and dressing well, which are sold in top-level clothing stores, and a selection of J. Countryman® books, that are designed for exclusive sale in Hallmark stores.

We intend to build on recent efforts to broaden the distribution of our products.

Conclusion

Our results for fiscal 2003 were especially gratifying in light of the continuing weak economic environment. Smaller retailers are facing pressure by the usual forces that arise in a recession, and they have to face larger and better-financed competitors. We believe we have been successful in working on both sides of that struggle, largely because we believe we have the best products in our industry.

I believe that our increased selectivity and tight controls over inventories can help us expand our profits at a rate in excess of sales expansion. Ordinarily, the first quarter of our fiscal year is the weakest of the year, but I believe we will continue to show year-over-year gains in margins and operating profits and a further reduction in our debt. The outlook for fiscal 2004 remains very much under the influence of economic factors that are beyond our ability to control, but not beyond our ability to cope with. I am optimistic that we will be able to post advances in sales and profits in fiscal 2004, and I welcome you to watch our progress.

We will continue to focus on delivering value to all of our shareholders through smart, creative business and marketing decisions. Our progress in fiscal 2003 and the momentum we see building in fiscal 2004 are due to an impressive management team and the dedication of our employees.

Sincerely,



Sam Moore
President

Nelson Books


JOHN ELDREDGE
WILD at HEART






TODD DUNCAN
HIGH TRUST
SELLING


LAWS OF
LEADERSHIP


CHARLES
STANLEY
Seeking
HIS FACE

IN FISCAL 2003, NELSON BOOKS CONTINUED to follow the strategy of doing more with less, with a focus on excellence. "This strategy has worked well, so we will continue it in the coming year. This year, Nelson Books delivered some of the best numbers in its history. We continued to decrease the number of books published and generated revenue that was 28 percent over last year," commented Jonathan Merkh, Senior Vice President and Publisher of Thomas Nelson Books. "Publishing fewer titles has allowed our editors to give each project more attention, hence delivering a better product. This strategy also made it possible for the marketing team to do more to promote the books in support of our sales efforts."

Nelson Books focused its acquisition efforts in six strategic categories: Business, Health and Fitness, Charismatic, Fiction, Spiritual Growth, and a new venture with Worldnetdaily.com called WND Books.

Nelson Books continued to publish best-sellers in several other categories as well. *Wild At Heart*, a 2001 release by John Eldredge, remained atop several of the Christian best-seller lists. Nelson Books enjoyed consistent appearances on the best-seller lists with Dr. Charles Stanley, John and Lisa Bevere, Dr. Don Colbert, Franklin Graham, Stormie Omartian, Rebecca St. James and many other authors.

Nelson Books had a strong year with its backlist too. Several John C. Maxwell titles such as *Your Roadmap to Success* made their way to best-seller lists. "Our sales with John C. Maxwell grew this year, and it was solely on the strength of backlist releases, since we did not have a new title from him this year," commented Merkh.

Fiscal 2003 was a strong year in the Nelson business category. Sales of John C. Maxwell's *The 21 Irrefutable Laws of Leadership* topped the one million mark this year, having been in print for only four years. A new release from sales guru Todd Duncan entitled *High Trust Selling* hit the best-seller lists and made it as high as #5 on *BusinessWeek's* business list. The division also signed perennial best-selling author Laurie Beth Jones, author of such books as *Jesus, CEO* and *The Path*. A new book from Jones will be released in the next fiscal year.

All in all we are grateful for a wonderful year at Nelson Books. The most gratifying aspect of our work during the year was to read the letters and hear the stories that were passed on to us about the lives that are being changed by our books. We are committed to our mission of honoring God, and we will continue to do so with the books we publish in the years to come.



Thomas Nelson Book Group

JERRY PARK	*Senior Vice President, Marketing, Thomas Nelson Book Group*
JACK COUNTRYMAN	*Senior Vice President and Publisher, J. Countryman*
MIKE HYATT	*Executive Vice President and Group Publisher, Thomas Nelson Book Group*
DAVID MOBERG	*Senior Vice President and Publisher, W Publishing Group*
JONATHAN MERKH	*Senior Vice President and Publisher, Thomas Nelson Books*
DAVID DUNHAM	*Senior Vice President and Publisher, General Trade Division*
DAN LYNCH	*Senior Vice President and Publisher, Tommy Nelson*

WND Books


WND
BOOKS

IN FISCAL YEAR 2003, THOMAS NELSON introduced WND Books™ as its newest imprint—an unprecedented partnership between Nelson and World Net Daily. Its stated mission is to publish fiercely independent ideas from a variety of political and social positions.

WND Books introduced its first book this year, *The Center of the Storm: Practicing Principled Leadership in Times of Crisis*, by Katherine Harris, the former Secretary of State for Florida, now a new member of Congress from that state.

Our second book was *The Savage Nation: Saving America from the Liberal Assault on Our Borders, Language, and Culture*, by Michael Savage, host of the fourth largest radio talk show in America. *The Savage Nation* was #3 on the *New York Times* best-seller list the first week it released, and soon thereafter reached #1. With over 400,000 copies sold in the first quarter of its release, it has enjoyed best-seller status on virtually every list in the country, including *USA Today, Publisher's Weekly* and the *New York Times*.

A third title published in the fourth quarter was *Guns, Freedom, and Terrorism*, by Wayne LaPierre, Executive Vice President of the National Rifle Association. This was a big success, with over 70,000 copies sold, and during fiscal year 2004 it is expected to be a strong backlist title.

For fiscal year 2004, WND Books has become its own division and is projected to publish twelve titles, including a new book by Michael Savage, *Enemy Within*. We will also publish books dealing with various social and geopolitical issues, including the decline of education in our universities, an exposé on the welfare system in America, and a book by *Washington Times* columnist John McCaslin entitled *Inside the Beltway*, which is a look at life within Washington D.C.


MICHAEL
SAVAGE
THE SAVAGE
NATION


KATHERINE HARRIS
CENTER OF
THE STORM


JOSEPH FARAH
TAKING
BACK

W Publishing Group


W PUBLISHING GROUP™

FOR W PUBLISHING™ GROUP, FISCAL 2003 WAS a year of further realignment and strengthening of our business strategy, built around the top author brands in the Christian market. "We are blessed with a rich heritage of publishing the top authors in the Christian market. Our consistent performance in creating best-sellers over many years has given us a leadership position in the industry that is unparalleled—and that leadership position is our central strength as we look to the future," commented Senior Vice President and W Publisher, David Moberg.

Major new releases from such best-selling W authors as Max Lucado, Pat Robertson, Anne Graham Lotz, Charles Swindoll, Ted Dekker, and Hank Hanegraaff graced best-seller lists throughout the year. W authors also garnered significant media exposure this year on such programs as Larry King Live, Today, and Hannity & Colmes, and in such national publications as *USA Today, Time Magazine,* and *US News and World Report*.

W's fiction line showed particularly strong growth this year. In March 2003, we accounted for six of the top 20 general fiction titles in the Christian market, and in April 2003 posted seven out of 20. *Blink*, the latest work by W's up-and-coming fiction author Ted Dekker, debuted at #1


MAX LUCADO
A
LOVE
WORTH
GIVING


MY
HEART'S
CRY


ORDINARY


CHARLES
COLSON


PAUL
CHARLES R.
SWINDOLL


TED DEKKER
BLINK

on the Christian Booksellers Association (CBA) General Fiction best-seller list in March.

Max Lucado set a new industry milestone in February 2003 with 18 titles placing on various CBA best-seller lists for the month, including four from W Publishing. Hank Hanegraaff's popular book, *The Prayer of Jesus*, topped best-seller lists during fall 2002, and Charles Colson returned to the W Publishing Group list with his March 2003 release of *Being the Body*, a thoroughly revised and updated edition of his 1991 best-seller, *The Body*.

W Publishing continued to develop new and innovative promotional and marketing partnerships during the year. A major licensing agreement with Hallmark was completed and will result in numerous greeting cards, gift, and stationery products being created from the writings of Max Lucado. W Publishing and Lucado also teamed with top Christian music artists Michael W. Smith and Third Day for the 16-city "Come Together and Worship" tour, which drew almost 200,000 attendees. The demand was so strong that an additional 12 cities were booked for spring 2003.

W Publishing Group made industry news in March 2003 with an asset exchange, trading its James Dobson backlist for six Lucado backlist titles from Multnomah Publishers. "This move adds even more strength and synergy to our Max Lucado brand," commented Moberg, "placing all but one of Max Lucado's 18 trade books with W Publishing Group. We will see the benefits of this transaction for years to come."

Ministry-driven projects have always been a cornerstone of the W Publishing Group, and fiscal 2003 was no exception with the release of *The aWAKE Project*. Featuring contributions by such leading public figures as President George W. Bush, Senator William Frist, Franklin Graham, Bono, Nelson Mandela, Philip Yancey, and Jimmy Carter, this highly acclaimed resource led the way in encouraging Christians to respond to the critical AIDS crisis in Africa.

"As we look to the coming year, we believe we will benefit from the continued focus of our publishing program on our major brands," commented Moberg. "Consistent with our 'more from less' strategy, we are again reducing the number of new W Publishing projects for the coming year by 10 percent, while at the same time setting goals for increases in both revenue and profit. This strategy is allowing us to consistently achieve better results from each of our publishing projects, and to maximize the investment we make in our authors and brands."


RUTLEDGE
HILL PRESS

Rutledge Hill Press


I HOPE YOU DANCE


Genealogy 101

I Hope You Dance CONTINUED TO BE A major seller for Rutledge Hill Press® in fiscal 2003, and in December became the first book ever to be certified platinum (for sales of more than 1 million units) by the Recording Industry Association of America. According to *Publisher's Weekly*, *I Hope You Dance* was the eleventh best-selling hardcover non-fiction book in calendar 2002.

The most notable development in the publishing program of Rutledge Hill Press this year was the introduction of several series of books. Four books were released in the iVillageSolutions line, published in cooperation with iVillage,™ the number one women's community site on the internet and a leading women's media company.

Four books were also published in the *RoadFood™ Cookbooks* series by popular cookbook authors and NPR commentators Jane and Michael Stern. Each of these cookbooks focuses on a popular regional restaurant—the Blue

Willow Inn in Social Circle, Georgia, El Charro Café in Tucson, Arizona, Durgin-Park in Boston, and Louie's Backyard in Key West, Florida.

Additionally, RHP published the first two books in the National Genealogical Society Guides series, and the first, *Genealogy 101*, is being sold through six book clubs.

We anticipate fiscal 2004 to be very strong for Rutledge Hill with the release of books such as an interactive coffee table book on the Lewis and Clark expedition, three new books in the *GentleManners* series, and a children's version of *I Hope You Dance*.


THIS IS
GOD


El Charro Café
COOKBOOK

Cool Springs Press


COOL
SPRINGS
PRESS

Cool Springs Press™ is the market leader in publishing gardening books on a state-specific or regional basis. Our books are written by gardening experts who reside in the state or region, which significantly enhances their credibility and usefulness.

Fiscal 2003 proved to be a year of additional affirmation for the Cool Springs Press strategy. This was aided by the conversion of core titles to a larger full-color format. These revised editions, and in some cases new titles, were well received by the marketplace—as sales of the new editions outpaced previous editions by nearly three-to-one. Several new titles were added to the series list, including versions for New England, the Mid-Atlantic states, and the state of Arizona.

Cool Springs Press offers four unique series of state-specific gardening books. *Gardener's Guides* and *Month-by-Month Gardening* titles address the needs of landscape gardeners who want to beautify their yards. For those interested in edibles, Cool Springs Press offers *Fruit and Vegetable Book* titles for Midwestern and Southern states. This year we also introduced a new series, *Perfect Lawns*, for individual Midwestern and Southern states.

One of our primary selection criteria in choosing Cool Springs Press authors is their media exposure. Through radio, television and print, our authors are seen and heard weekly by millions of gardeners across the country. In particular, Home and Garden Television (HGTV®) is home to a number of Cool Springs Press authors.


New England


Month-By-Month
GARDENING
DESERT
SOUTHWEST


The Perfect
Ohio
Lawn



NELSON

Nelson Bibles


MAX LUCADO
BIBLE








KING
JAMES
STUDY
BIBLE


NEW
SPIRIT
FILLED
LIFE
Bible

DURING FISCAL 2003, NELSON BIBLES™ continued to organize our publishing and marketing activities around key company brands, including many properties managed by Nelson Bibles.

One such company brand that experienced much focus and attention was the New Century Version (NCV). The hiring of a dedicated NCV brand manager has accelerated the following: translation positioning and exposure within the market, new product development, backlist product re-packaging, marketing and promotional campaigns, and increased sales. We continue to enjoy a great relationship with best-selling author and pastor Max Lucado, who is becoming one of our key spokespersons for this translation.

Under the leadership of Pastor Jack Hayford, our *Spirit-Filled Life®* line of products has become the leader in the Pentecostal/ Charismatic market. This past year we launched the *New Spirit-Filled Life® Bible*, a complete revision of the original edition, loaded with new content and fresh contributions from a variety of established, respected leaders and lively new voices in the church today. It continues to be the Bible of choice for this market with over 1 million sold.

Nelson Bibles continues to enjoy sales success with our exclusive license for Bibles using the *Precious Moments®* brand, passing 10 million Bibles and books sold. In February, we launched the *Precious Moments® Storybook Bible* in the International Children's Bible translation.

The Extreme Teen® Bible continued to appear on the CBA best-seller lists throughout the year. It is available in the New King James Version™ (NKJV) and NCV, broadening our reach of this powerful Bible. *The Extreme Teen® Bible* is an integral product in Thomas Nelson's larger, company-wide teen brand, Transit.™

The NKJV continues to be one of the most important assets owned by Thomas Nelson. It provides us with the ability to touch a wide range of ministries, authors and para-church organizations. This past year we experienced continued success with *The Maxwell Leadership Bible, The MacArthur Study Bible, The Nelson Study Bible,* and, of course, *The New Spirit-Filled Life® Bible.* This past year we also worked very closely with Women of Faith® in the development of the *Women of Faith Devotional Bible* and the *Women of Faith New Testament with Psalms & Proverbs.* We were also very excited to re-package and re-launch the CBA best-selling *Holy Bible: Woman, Thou Art Loosed Edition* (General Editor T.D. Jakes). We believe the NKJV is positioned very well for long-term adoption.

In fiscal year 2003, we continued to assert our leadership with more aggressive sales programs, better cost control and more deliberate branding strategies. Our flagship study Bible, *The King James Study Bible*, continues to appear on the best-seller list; as a part of this franchise, we launched *The King James Study Bible for Women.* In our commitment to the KJV business, we re-packaged and re-launched the *KJV Open Bible Expanded Edition* and are now in our second printing of this classic Bible.

Other successes included the introduction of *The Visual Bible®* Combo Packs and DVDs, our Compact Text Bibles in the NKJV and KJV and the very successful *Precious Angels Bible* (with plush doll) exclusive with Sam's Club.

We continue to enjoy the fruit of balance sheet discipline, as evident in our strong margin performance. We have reduced total SKUs and improved order fill-rates as well as inventory turns. We continue to work very closely with our ministry partners, best-selling authors and key company brands for creative opportunities. With the additions of our new V.P. of Marketing and the NCV brand manager to our marketing team, we believe we are better positioned for long-term strategic thinking, stronger execution and, ultimately, growth in our Bible business.

Nelson Reference & Electronic


NELSON
REFERENCE & ELECTRONIC PUBLISHING

FOR THE FOURTH CONSECUTIVE YEAR, Nelson Reference & Electronic Publishing has increased its margin of dominance in the Bible reference category! According to *CBA Marketplace*, Nelson Reference titles last year accounted for 39 of the top 50 best-selling backlist Bible reference books (a 78 percent market share). No other single publisher had more than five titles on the list, based on actual units sold through CBA channels.

A strong backlist of products with updated packaging has helped Nelson titles fill nine of the top 10 slots on the list and 18 of the top 20. Among the top 10 was Nelson's classic edition of *The New Strong's® Exhaustive Concordance of the Bible*, which saw its leadership in the Strong's market vigorously—but unsuccessfully—challenged by another publisher last year. Counted among the top 20 were all five volumes of J. Vernon McGee's ever-popular *Thru the Bible® Commentary*, which continues to be offered through his radio ministry more than a decade after his death.

For its fiscal 2003 frontlist, Nelson Reference turned to some major names in religious publishing to introduce several new series. The biggest release of the year was Max Lucado's *Experiencing the Heart of Jesus Workbook*, which topped the charts in the first month of its release, and as of this writing is still the #1 best-selling Bible Study program in the country. Pastor Robert J. Morgan (editor of *Nelson's Annual Preacher's Sourcebook* and Gold Medallion award winner) authored *Then Sings My Soul*, an exquisite packaging of 150 inspiring hymn stories that broke the mold for the "hymn story book" category. *The MacArthur Topical Bible* was released late in the year as the first of several products being developed with popular Bible expositor Dr. John MacArthur.

The Women of Faith™ Study Guide Series is a new product line with tremendous potential, with titles devoted to the topics women most want to discuss. Themes for the Guides were selected through an innovative e-survey of women who attend Women of Faith conferences. In addition to the CBA market, the guides are sold at Women of Faith Conferences, which average attendance of over 12,000 at each event.

The Incarnation, the first title in our Anthology Series, garnered us a nod from the Evangelical Christian Publisher's Association as it was a finalist in the highly competitive Devotional category. Also named a finalist in the Youth category was *Why So Many Gods?*, a book covering 100 world religions written in a teen-magazine style, which has been extremely popular in the teen market and with youth ministers.

We also celebrated over 1.2 million units sold of our popular *Word Biblical Commentary* series and upgraded the original electronic offering. This electronic product is enhanced with the same Libronix technology as *eBible*,™ the next generation of Bible study technology introduced last year.

Speaking of *eBible*, from its launch last spring "the easiest Bible software in the world" has exceeded every sales forecast by leaps and bounds. Heralded as "a great value for the money spent" by *Ministries Today* and the recipient of the prestigious "5-star 'Heavenly' rating" from *Christian Retailing*, a firm foundation has been set for future editions. As Pastor Jerry Falwell said, "It will revolutionize the way you do Bible study."

Building on this successful year, we believe we are positioned for long-term success in the Bible Reference category.


MAX LUCADO
JESUS


The
WILKINSON
& BOA
BIBLE HANDBOOK


THEN
SINGS
MY SOUL


LIVING
IN JESUS


eBible
THE
LUCADO
LIFEWORKS LIBRARY


LIVING ABOVE
WORRY
AND STRESS



Nelson Bible & Reference Group

SAM RODRIGUEZ	*Associate Publisher, Editorial Caribe*
WAYNE KINDE	*Associate Publisher, Reference & Electronic Publishing*
PHIL STONER	*Executive Vice President and Group Publisher, Thomas Nelson Bible & Reference Group*
BOB SANFORD	*Senior Vice President, Bible Product Development, Thomas Nelson Bibles*
DAVID FIELDS	*Vice President, Marketing, Thomas Nelson Bible & Reference Group*

Caribe-Betania Editores


CARIBE
BETANIA
EDITORES

BIRTHED IN COSTA RICA IN 1949, Caribe-Betania Editores™—the Company's Spanish language publisher—has become a leader in the industry, significantly impacting Hispanic Christian publishing over the past 50 years. Both imprints, Caribe and Betania, have well-respected names for the quality of their content and presentation in the rapidly expanding Hispanic market.

Caribe has experienced success with publishing key Bible products such as *Biblia Plenitud* (*The Spirit-Filled® Life Bible*) and *Biblia Diario Vivir* (*Life Application Study Bible*), both of which have been awarded the highest honors by SEPA, the Spanish Evangelical Publishers Association. In addition, in fiscal year 2004 Caribe will be releasing an innovative line of *BECA (Biblioteca Electrónica Caribe)* Caribe's Electronic Reference Library, the electronic product line using a new generation of Bible software. Some of the titles in this line will include the *Maxwell Leadership Library*, the *Max Lucado Inspirational Library*, the *Professional Library* (including *The New Strong's® Concordance*), and others.


NELSON
Nuevo Comentario Bíblico Ilustrado


BIBLIA
Diario Vivir



Betania is also held with the highest regard in the Hispanic industry for being at the forefront of publishing best-selling titles for the family, Christian living and gift books. Over the years, many of these have included translations from several of Thomas Nelson's top authors as well as some of the most recognized and established Latin American communicators in the world.

The future is bright for Caribe-Betania Editores as we continue to strive to influence the Spanish-speaking world for generations to come.

J. Countryman


J
COUNTRYMAN

J. COUNTRYMAN® CONTINUES TO LEAD THE way as the largest inspirational gift book publisher in the CBA market. In calendar year 2002, we again were the dominant choice in gift books: the imprint captured over 60 percent of the market share in over 90 percent of CBA retail bookstores, and we continued to publish close to half of the best-selling inspirational gift books in the CBA. For the year, J. Countryman registered nine out of the top 10 best-selling inspirational gift books.

Under the leadership of founder and publisher Jack Countryman, our team produces the highest quality products—a benchmark that sets us apart from the competition.

A major success of this past fiscal year was the continued growth of our Daily Inspirational Series: Max Lucado's *Grace for the Moment*, Charles Swindoll's *Wisdom for the Way*, John MacArthur's *Truth for Today*, and Billy Graham's *Hope For Each Day*. In all, this series has sold over two million units.


GRACE
FOR THE MOMENT
Max Lucado


Wonderful!
Max Lucado

We also celebrated the 20th anniversary of the *God's Promises®* books. To date, the series has sold over 14 million units, and this year the *God's Promises* trademark became a corporate brand of Thomas Nelson, Inc.

In addition to these two great series, gift books by Max Lucado, Charles Stanley, Charles Swindoll, Bill and Gloria Gaither,


An Apple a Day
KARLA DORNACHER


The Nature of
SUCCESS


GAITHER



John Eldredge, Mac Anderson (the founder of Successories), Ken Blanchard, and Dave Ramsey were met with great success.

During fiscal year 2003, J. Countryman introduced Elm Hill Books, a new value line of books created to serve the specialty marketplace and various ministries with promotional books that feature new, fresh content and packaging concepts. Elm Hill's ability to envision, develop, edit, print, and deliver a quality finished book in just six to eight weeks provides innovative solutions to meet a variety of needs. In less than six months, Elm Hill produced and sold nearly 100,000 units of *America Kneels to Pray.*

J. Countryman continues to have a strong co-publishing relationship with Hallmark Gift Books. Currently, we have 30 titles under contract that generated royalty revenues in excess of $800,000 in fiscal 2003. Without a doubt, J. Countryman is Hallmark's leading partner in inspirational gift books, and our partnership is growing, as we have two additional titles that will soon be a part of their gift book program.

Additionally, J. Countryman continues to have strong backlist performers. Our top title continues to be *Grace for the Moment*, which, in three years, has sold over 1.4 million units. In the third year of this book, we generated sales of 325,000 units. Other key backlist performers included *Hope For Each Day, Wisdom for the Way, One Incredible Moment, Mary Did You Know?, God's Promise and Answers, Savor The Moment, Worship*, and many more.

In looking to fiscal year 2004, our publishing division has several opportunities. One unique privilege is that J. Countryman has been selected the publisher of record for the Presidential Prayer Team. In response to this honor, we will publish a devotional gift book and prayer journal in an effort to invite five million Americans to participate in praying for the President and his Cabinet on a consistent basis.

In addition to this, we will focus on publishing more with our best-known authors, including Max Lucado, John Maxwell, Eugene Peterson, Anne Graham Lotz, Andy Griffith, John Maxwell, John Tesh, Charles Swindoll, Thomas Kinkade, and other leading authors and brands such as Women of Faith® and God's Promises.®

J. Countryman remains committed to our mission—touching lives, changing lives—one book at a time.


Tommy
NELSON

Tommy Nelson


PICTURE
BIBLE


Jesus Loves Me
BIBLE

TOMMY NELSON'S® MISSION IS TO PROVIDE a wide variety of high quality, enjoyable products that are consistent with the teachings found in the Bible, designed to both expand the imaginations of children and "tweens" and nurture their faith while directing them toward a personal relationship with God. Tommy stayed true to this mission in fiscal year 2003 and maintained its leadership position as the #1 children's publisher in the CBA industry, while expanding and introducing new products and brands.

Tommy's major success in 2003 began with a small caterpillar named Hermie. Created and written by best-selling author Max Lucado, *Hermie: A Common Caterpillar* was released in December 2002 and became an instant best-seller. Hermie marked the first simultaneous release for Max Lucado in book and video formats. Four titles were shipped in the initial release: the DVD, video, picture book and board book. The video/DVD quickly hit the #1 sales position and is currently holding the #2 spot on the charts, according to CBA Marketplace. The picture and board books have been #1 and #2 on the CBA Marketplace best-seller charts since release. Hermie began as a single story and is now being developed by the Tommy and Lucado teams under the brand name Max Lucado's *Hermie and Friends.*™ More than a dozen products—including books, toys and an additional video—are planned for release in fiscal 2004.

Fiscal year 2003 also saw Tommy focus in the area of Bible story books. Building on a core of best-selling titles including *My First Study Bible*, along with our *Jesus Loves Me Bible* and *Jesus Loves Me Devotional*, the Tommy team has plans to dominate this category. Six additional Bible story book releases are planned in fiscal 2004 including the re-launch of the *Read-n-Grow Picture Bible*, which has been a consumer favorite for years.

Children's praise and worship music also became a new focus area for Tommy with the release of four CDs and cassettes under the brand *God's Kids Worship.*™ In its first year, the *God's Kids Worship* series has sold well over 100,000 units. Two additional titles (including the first Christmas recording in the series), as well as a songbook, are planned in the coming months.

Frank Peretti's #1 selling "tween/teen" fiction title *Hangman's Curse* found its match this year with the second release in his *Veritas* series: *Nightmare Academy. Nightmare Academy* released in July 2002 and quickly became the #1 selling fiction title in the entire CBA market, surpassing adult fiction releases. Both *Nightmare Academy* and *Hangman's Curse* continue their reign on the best-seller charts, and *Hangman's Curse* has been made into a motion picture, which will release in selected markets in the fall of 2003, with a home video release planned for 2004 from NameSake Entertainment. Tommy is partnering with NameSake on a movie edition book of *Hangman's Curse* and an increased promotion on the entire Peretti series.

Major releases are planned in fiscal year 2004 from top brands and authors including *Focus on the Family's® Adventures In Odyssey,®* Max Lucado, Thomas Kinkade, Jay Jay the Jet Plane,® and Frank Peretti. Tommy is also increasing our attention on titles targeted to the mass and ABA markets.

The inspirational children's market continues to be changed and driven by video, music, toys and interactive products—and Tommy continues to focus on expanding our leadership position by meeting these market demands while emphasizing and growing our leadership position in the children's and tween book categories.


HeRMie


My Childhood Memories


Fantastic Faith
for Christian Families


God's Kids WORSHIP

Women of Faith


WOMEN OF FAITH™

THROUGH ITS WOMEN OF FAITH® DIVISION, the Company delivers inspirational and motivational conferences to women across North America, designed to nurture women spiritually, emotionally, and relationally. The conferences feature the most well-known authors, speakers and musical artists in the CBA market.

During fiscal 2003, Women of Faith's annual conference tour hosted 28 events with approximately 400,000 in attendance. These events present an excellent opportunity for the Thomas Nelson family of products to be promoted and sold.

Through a partnership with World Vision International, Women of Faith helped sponsor more than 13,000 children in developing countries; since its inception, it has helped World Vision obtain more than 50,000 child sponsorships.

WomenofFaith.com is a virtual on-line community where women gather to build relationships with one another and God. Founded in June 1999, it is a place where Christian women from all over the world come to share their life experiences, support and faith, and find the resources they need to be all that God has created them to be.

Finally, the WOF Association offers a bi-monthly publication to all members, preferred seating at the arena events, and provides for discounts on WomenofFaith.com. In addition, the WOF Association has adopted National House of Hope (NHOH) as our not-for-profit beneficiary, which receives a portion of all membership proceeds.









Women of Faith

Sharron Rock	*Director of Finance, Women of Faith*
Amy Chandy	*Vice President, Women of Faith*
Mary Graham	*President, Women of Faith*
Lara Dulaney	*Director, Strategic Projects, Women of Faith*
Lesley Nunn Reed	*Marketing Consultant, Women of Faith*
Christie Barnes	*Executive Director, Operations, Women of Faith*

Selected Financial Data

(in thousands, except per share data)

Years Ended March 31,	2003	2002	2001	2000	1999
Operating results[a]**:**					
Net revenues[b]	$ 217,217	$ 215,552	$ 214,147	$ 182,001	$ 173,903
Operating income	$ 18,926	$ 16,563	$ 17,785	$ 18,560	$ 17,970
Income from continuing operations	$ 10,184	$ 7,821	$ 8,977	$ 10,657	$ 8,615
Income (loss) from discontinued operations[c]	—	(16,862)	(11,811)	(716)	240
Cumulative effect of a change in accounting principle[d]	—	(40,433)	—	—	—
Net income (loss)	$ 10,184	$ (49,474)	$ (2,834)	$ 9,941	$ 8,855
Cash flow:					
Net cash provided by continuing operating activities	$ 34,439	$ 23,199	$ 348	$ 8,781	$ 1,485
Net cash provided by (used in) discontinued operating activities	1,660	(3,092)	57	(12,692)	(1,215)
Net cash provided by (used in) investing activities	(4,569)	34,705	(666)	(15,299)	1,093
Net cash provided by (used in) financing activities	(30,358)	(56,411)	1,574	19,757	(39,734)
EBITDA[e]**:**					
Income from continuing operations	$ 10,184	$ 7,821	$ 8,977	$ 10,657	$ 8,615
Interest expense	3,026	4,295	3,738	3,549	4,452
Provision for income taxes	5,878	4,495	5,160	4,407	4,962
Depreciation and amortization	2,061	2,649	2,841	2,475	3,345
EBITDA from continuing operations	21,149	19,260	20,716	21,088	21,374
Changes in working capital	13,290	3,939	(20,368)	(12,307)	(19,889)
Net cash provided by continuing operating activities	$ 34,439	$ 23,199	$ 348	$ 8,781	$ 1,485
Financial position:					
Total assets	$ 163,055	$ 185,389	$ 287,238	$ 286,595	$ 242,499
Working capital	60,994	84,262	140,466	145,897	117,841
Total debt	25,952	56,374	111,800	107,941	84,307
Shareholders' equity	87,824	77,576	127,437	131,732	125,649
Long-term debt to total capitalization	22.8%	42.1%	46.7%	45.0%	40.2%
Diluted per share data[a]**:**					
Income per share from continuing operations	$ 0.70	$ 0.54	$ 0.62	$ 0.75	$ 0.48
Income (loss) per share from discontinued operations[c]	—	(1.16)	(0.82)	(0.05)	0.01
Cumulative effect of a change in accounting principle[d]	—	(2.79)	—	—	—
Net income (loss) per share	$ 0.70	$ (3.41)	$ (0.20)	$ 0.70	$ 0.49
Dividends declared per share	$ —	$ 0.04	$ 0.16	$ 0.16	$ 0.16
EBITDA per share[e]	1.45	1.33	1.43	1.48	1.19
Book value per share	6.11	5.40	8.88	9.26	8.73
Weighted average number of shares outstanding (in thousands)[f]	14,596	14,488	14,535	14,244	17,929

[a] For all periods presented, operating results and per share data have been restated for discontinued operations.

[b] The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.

[c] Discontinued operations include Ceres Candles and Gifts, Remuda Ranch Center for Anorexia and Bulimia, Inc., and The C.R. Gibson Company.

[d] The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.

[e] We believe EBITDA (earnings from continuing operations before interest, taxes, depreciation and amortization) provides a useful measure of cash flows from operations for our investors because EBITDA is an industry comparative measure of cash flows generated by our operations prior to the payment of interest and taxes and because it is a financial measure used by management to assess the performance of our Company. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America for purposes of analyzing our profitability or liquidity. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a portion of such funds are subject to contractual restrictions and functional requirements to pay debt service, fund necessary capital expenditures and meet other commitments from time to time as described in more detail in this Annual Report and on Form 10-K. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

[f] Represents diluted weighted average number of shares outstanding in accordance with SFAS No. 128.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes; the Company also hosts inspirational conferences for women. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are common with industry practice and are applied consistently from period to period.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably expected. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns reserve for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates) is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Allowance for Doubtful Accounts: The Company records an allowance for doubtful accounts as a reduction to accounts receivable in the accompanying consolidated financial statements. The valuation allowance has a specific component related to accounts with known collection risks, and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk, may have filed for bankruptcy protection or may have disputed amounts with the Company.

Inventories: Inventories are stated at the lower of cost or market value using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market value or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Unamortized advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis, for a period not to exceed five years (as determined by management).

Goodwill and Intangible Assets: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The adoption of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment existed during fiscal 2003.

Results of Operations

The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

	Years Ended March 31,			Fiscal Year-to-Year Increase (Decrease)	
	2003	2002	2001	2002 to 2003	2001 to 2002
Net Revenues:					
Publishing	86.4	87.3	89.4	(0.4)	(1.6)
Conferences	13.6	12.7	10.6	8.6	20.0
Total net revenues	100.0	100.0	100.0	0.8	0.7
Costs and expenses:					
Cost of goods sold	59.6	60.2	60.3	(0.2)	0.5
Selling, general and administrative	30.8	30.9	30.1	0.3	3.5
Depreciation and amortization	0.9	1.2	1.3	(22.2)	(6.8)
Total costs and expenses	91.3	92.3	91.7	(0.4)	1.3
Operating income	8.7	7.7	8.3	14.3	(6.9)
Interest expense	1.4	2.0	1.7	(29.5)	14.9
Income from continuing operations	4.7	3.6	4.2	30.2	(12.9)
Loss from discontinued operations	–	(7.8)	(5.5)		
Cumulative effect of change in accounting principle	–	(18.8)	–		
Net income (loss)	4.7	(23.0)	(1.3)		

The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling, marketing expenses and changes in sales and product mixes.

The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing and acceptance of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the recoupment of royalty advances, the effects of acquisitions or dispositions, the financial condition of our customers and suppliers, the realization of inventory values at carrying amounts, our access to capital and realization of income tax (including the outcome of any future Internal Revenue Service audits) and intangible assets. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2004 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.

Fiscal 2003 Compared to Fiscal 2002

Net revenues in fiscal 2003 increased $1.7 million, or 0.8%, over fiscal 2002. Net revenues from publishing products decreased $0.7 million, or 0.4%, primarily due to the weak retail environment. Management believes that, even with the slight decline in net revenues, the Company's publishing business has increased its market share for Christian publishing product, particularly in the CBA market. Net revenues from conferences increased $2.3 million, or 8.6%, primarily due to the number and timing of conferences and stronger attendance per conference in the current year, partially offset by the elimination of the children's holiday events that were held in the previous fiscal year. In fiscal 2003, the Company hosted 28 conferences, compared to 26 in fiscal 2002. Management expects to host a comparable number of events in fiscal 2004. Price increases did not have a material effect on net revenues.

The Company's cost of goods sold decreased $0.3 million, or 0.2%, from fiscal 2002 and, as a percentage of net revenues, decreased to 59.6% from 60.2% in the prior fiscal year, with improved margins in both the publishing and conference segments. With a strong showing in the fourth quarter of fiscal 2003, the publishing segment demonstrated improved margins due to the economies of scale on a few significant titles, partially offset by higher obsolescence charges from liquidated inventory produced under the imprint with the "Word" name, as the licensing agreement for using the "Word" name expired during fiscal 2003. The "Word" name was licensed for use in fiscal 1998 in conjunction with the sale of the Company's former Word Music division. The improvement in cost of sales as a percentage of net revenues for conferences is related to improved attendance and the elimination of unprofitable holiday events for children that were held in fiscal 2002.

Selling, general and administrative expenses, excluding depreciation and amortization, increased by $0.2 million, or 0.3%, from fiscal 2002. These expenses, expressed as a percentage of net revenues, decreased to 30.8% from 30.9%. Reduced bad debt expenses and reductions of overhead in the conference segment were offset by higher employment costs and increased advertising expenditures in the publishing segment. The higher employment costs relate to accrued severance costs, increased health insurance costs and higher achieved bonus and ESOP accruals based on the Company's performance. The Company is taking steps intended to improve or at least hold selling, general and administrative expenses in line as a percentage of net revenues during the next fiscal year.

Depreciation and amortization for fiscal 2003 decreased $0.6 million from fiscal 2002, primarily due to fiscal 2002 disposals including $0.3 million of expense associated with the disposal of conference internet software that was abandoned after disparate systems were consolidated.

Interest expense for fiscal 2003 decreased $1.3 million from fiscal 2002 due to lower debt levels and interest rates.

The provision for income taxes remains consistent with the prior year at an effective rate of 36.5%.

The net loss from discontinued operations for fiscal 2002 was related to the decision to sell the Company's gift division, along with the sale of the net assets of Remuda Ranch and Ceres Candles. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write off goodwill associated with the adoption of SFAS No. 142.

Fiscal 2002 Compared to Fiscal 2001

Net revenues from continuing operations in fiscal 2002 increased $1.4 million, or 0.7%, over fiscal 2001. The increase in net revenues related primarily to an increase in Women of Faith conference revenue due to an increase in the number of events, somewhat offset by declines in product sales through our ministry and direct mail sales channels and increases in reserves for returns, as previously discussed. The decline in sales through these channels is due to an adverse impact from the events of September 11th. Our ministry customers received fewer donations in fiscal 2002 due to a significant shift in charitable giving to disaster relief funds. Although we increased prices on several of our product lines this year, price increases did not have a material effect on net revenues.

The Company's cost of goods sold from continuing operations for fiscal 2002 increased by $0.6 million, or 0.5%, and, as a percentage of net revenues, remained essentially the same.

Selling, general and administrative expenses from continuing operations for fiscal 2002 increased by $2.2 million, or 3.5%, over the comparable period in fiscal 2001, and, as a percentage of net revenues, increased from 30.1% to 30.9%. This increase is primarily attributable to the net impact of $3 million from the Kmart bankruptcy.

Depreciation and amortization from continuing operations was essentially the same as the prior year in dollars and as a percentage of net sales. The Company ceased amortizing goodwill during fiscal 2002 in conjunction with adopting SFAS No. 142. This was partially offset by a change in the estimated useful life of certain computer equipment and software and the disposal of conference internet software that was abandoned after disparate systems were consolidated.

Interest expense attributable to continuing operations increased by $0.6 million over fiscal 2001 primarily due to increased amortization of deferred loan costs.

The net loss from discontinued operations for fiscal 2001 was related to the decision to sell the Company's Ceres Candles division and includes the operations of the Company's gift division.

Liquidity and Capital Resources

At March 31, 2003, the Company had $1.7 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2003, the Company had working capital of $61 million. Under its bank credit facilities, at March 31, 2003, the Company had $17 million in borrowings outstanding, and $48 million available for borrowing, compared to $44.1 million in borrowings outstanding and $34.1 million available for borrowing at March 31, 2002.

Net cash provided by operating activities was $36.1 million, $20.1 million and $0.4 million in fiscal 2003, 2002 and 2001, respectively. The cash generated by operations during fiscal 2003 was principally attributable to reductions in inventories, receivables and prepaid expenses, and income from continuing operations. The cash provided by operations during fiscal 2002 was principally attributable to income from continuing operations and reductions in inventories. The cash provided by operations during fiscal 2001 was principally attributable to income from continuing operations, partially offset by an increase in Bible inventory.

During fiscal 2003, capital expenditures totaled approximately $4.6 million. The capital expenditures were primarily for an addition to the primary warehouse facility and office renovations at the corporate headquarters. In fiscal 2004, the Company anticipates capital expenditures of approximately $4 million, consisting primarily of office renovations, computer equipment, computer software and warehousing equipment.

In April 2003, the Company received a tax refund of $18.7 million. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down debt. Until such time that we conclude that the position taken on our income tax returns will ultimately be sustained by the taxing authorities, the refund will be recorded as a noncurrent tax liability. When sustained, the Company will record the refund as income from discontinued operations.

The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its credit facility.

During fiscal 2001, the Company paid approximately $0.8

million in cash and issued approximately 108,000 shares of Common stock to acquire additional minority shares of Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc.

The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The average interest rate for the Credit Facility was approximately 3.5% at March 31, 2003. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2003, the Company had $17 million outstanding under the Credit Facility and $48 million available for borrowing. At March 31, 2003, the Company was in compliance with all covenants of the Credit Facility.

The Company has outstanding $8.4 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2003, the Company was in compliance with all covenants of the Senior Notes.

The Company has outstanding $0.6 million in Industrial Revenue Bonds, which bear interest at rates from 7.35% to 8.1% and mature on dates through 2005. The Company has given notice to the bond holders of its intent to prepay the notes in full; thus, the entire amount of outstanding bonds have been classified as current. At March 31, 2003, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.9 million.

Management believes cash generated by operations, a tax refund received in the first quarter of fiscal 2004, and borrowings available under the Credit Facility will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2004. The Company's current cash commitments include current maturities of debt and operating lease obligations that are disclosed in the Company's Annual Report on Form 10-K for the year ended March 31, 2003. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The following table sets forth these commitments. The Company has no off-balance sheet commitments or transactions with any variable interest entities (VIE's). Management also is not aware of any undisclosed material related party transactions or relationships with management, officers or directors.

Contractual commitments	Payments Due by Fiscal Year (in thousands)					
	2004	2005	2006	2007	2008 and thereafter	Total
Long-term debt	$3,622	$3,022	$19,308	$ —	$ —	$25,952
Inventory purchases	8,750	7,813	5,000	5,000	8,333	34,896
Operating leases	1,903	1,314	898	400	1,303	5,818
Royalty advances	5,226	1,292	430	721	75	7,744
Total obligations	$19,501	$13,441	$25,636	$6,121	$9,711	$74,410

The Company declared and paid a dividend of four cents per share every quarter during fiscal 2001 and during the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction.* SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated financial statements.

During July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activities. Previous accounting guidance was provided by EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* SFAS No. 146 replaces EITF Issue No. 94-3. The new standard is effective for exit or restructuring activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

During November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements in this Interpretation have been adopted with no material impact.

During December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.* The standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. In the event that accounting rules associated with stock options were to change to require all entities to use the fair value based method of accounting prescribed by SFAS No. 123, or were we to voluntarily elect to apply such methods, our consolidated statement of earnings would be impacted.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In May 2003, the FASB issued SAFS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities.* SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of SFAS No. 150.

Quantitative and Qualitative Disclosure About Market Risk

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Facility. In the event that interest rates associated with the Credit Facility were to increase 100 basis points, the impact would be to reduce future cash flows by approximately $0.1 million per year, assuming March 31, 2003 debt levels are maintained.



Thomas Nelson Warehouse

DURING THE FISCAL YEAR 2003, Thomas Nelson expanded its facilities with a 60,000 square foot addition to the existing warehouse facility. Completed ahead of schedule and under budget, the new addition allows Thomas Nelson Publishers to eliminate the expense of outside leased warehouse facilities and conveniently house all distribution and warehousing activities in a single facility. As a result, Thomas Nelson has seen a 25% improvement over last year's average order turn around time (from order entry to shipment) and a significant rise in customer satisfaction in the area of inventory fill-rates and order turn around time.


THOMAS NELSON PUBLISHERS

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended March 31,		
	2003	2002	2001
NET REVENUES	$ 217,217	$ 215,552	$ 214,147
COSTS AND EXPENSES:			
Cost of goods sold	129,378	129,691	129,095
Selling, general and administrative	66,852	66,649	64,426
Depreciation and amortization	2,061	2,649	2,841
Total costs and expenses	198,291	198,989	196,362
OPERATING INCOME	18,926	16,563	17,785
Other income	205	48	90
Interest expense	3,026	4,295	3,738
Income from continuing operations before income taxes	16,105	12,316	14,137
Provision for income taxes	5,878	4,495	5,160
Minority interest	43	—	—
Income from continuing operations	10,184	7,821	8,977
Discontinued operations:			
Operating loss, net of applicable tax benefit of $395 and $2,719, respectively	—	(766)	(4,547)
Loss on disposal, net of applicable tax benefit of $8,359 and $4,175, respectively	—	(16,096)	(7,264)
Total loss from discontinued operations	—	(16,862)	(11,811)
Income (loss) before cumulative effect of a change in accounting principle	10,184	(9,041)	(2,834)
Cumulative effect of change in accounting principle	—	(40,433)	—
Net income (loss)	$ 10,184	$ (49,474)	$ (2,834)
Weighted average number of shares outstanding			
Basic	14,368	14,348	14,299
Diluted	14,596	14,488	14,535
NET INCOME (LOSS) PER SHARE:			
Basic:			
Income from continuing operations	$ 0.71	$ 0.55	$ 0.63
Loss from discontinued operations	—	(1.18)	(0.83)
Cumulative effect of a change in accounting principle	—	(2.82)	—
Net income (loss) per share	$ 0.71	$ (3.45)	$ (0.20)
Diluted:			
Income from continuing operations	$ 0.70	$ 0.54	$ 0.62
Loss from discontinued operations	—	(1.16)	(0.82)
Cumulative effect of a change in accounting principle	—	(2.79)	—
Net income (loss) per share	$ 0.70	$ (3.41)	$ (0.20)

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,707	$ 535
Accounts receivable, less allowances of $7,311 and $6,419, respectively	56,806	61,600
Inventories	33,637	39,195
Prepaid expenses	13,521	17,571
Assets held for sale	1,785	2,500
Refundable income taxes	—	7,800
Deferred tax assets	5,085	7,966
Total current assets	112,541	137,167
Property, plant and equipment, net	11,630	9,242
Other assets	7,358	7,490
Deferred charges	1,695	2,135
Intangible assets	527	51
Goodwill, less accumulated amortization of $4,131 at 2003 and 2002	29,304	29,304
TOTAL ASSETS	$ 163,055	$ 185,389
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,218	$ 22,258
Accrued expenses	13,835	15,603
Deferred revenue	11,493	11,222
Income taxes currently payable	2,379	500
Current portion of long-term debt	3,622	3,322
Total current liabilities	51,547	52,905
Long-term debt, less current portion	22,330	53,052
Deferred tax liabilities	721	792
Other liabilities	590	1,064
Minority interest	43	—
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $1.00 par value, authorized 1,000,000 shares; none issued	—	—
Common stock, $1.00 par value, authorized 20,000,000 shares; issued 13,350,431 and 13,329,759 shares, respectively	13,350	13,330
Class B common stock, $1.00 par value, authorized 5,000,000 shares; issued 1,024,795 and 1,036,801 shares, respectively	1,025	1,037
Additional paid-in capital	44,064	44,008
Retained earnings	29,385	19,201
Total shareholders' equity	87,824	77,576
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 163,055	$ 185,389

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholder's Equity and Comprehensive Income

(in thousands, except per share data)

	Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2000	$ 13,145	$ 1,086	$ 43,126	$ 74,375	$ 131,732
Net and comprehensive loss				(2,834)	(2,834)
Class B stock converted to common	25	(25)			—
Common stock issued:					
Acquisition of additional minority interest of consolidated subsidiary	108		652		760
Option plans—2,424 common shares	2		58		60
Dividends declared—$0.16 per share				(2,292)	(2,292)
Incentive plan stock awards— 1,635 common shares	2		9		11
Balance at March 31, 2001	$ 13,282	$ 1,061	$ 43,845	$ 69,249	$ 127,437
Net and comprehensive loss				(49,474)	(49,474)
Class B stock converted to common	24	(24)			—
Common stock issued:					
Option plans—23,999 common shares	24		163		187
Dividends declared—$0.04 per share				(574)	(574)
Balance at March 31, 2002	$ 13,330	$ 1,037	$ 44,008	$ 19,201	$ 77,576
Net and comprehensive income				10,184	10,184
Class B stock converted to common	12	(12)			—
Common stock issued:					
Option plans – 8,466 common shares	8		56		64
Balance at March 31, 2003	$ 13,350	$ 1,025	$ 44,064	$ 29,385	$ 87,824

See Notes to Consolidated Financial Statements



Consolidated Statements of Cash Flows

(in thousands)

	Years ended March 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 10,184	$7,821	$ 8,977
Adjustments to reconcile income to net cash provided by continuing operations:			
Depreciation and amortization	2,061	2,649	2,841
Amortization of deferred charges	378	376	158
Deferred income taxes	2,810	4,470	(4,571)
Gain on sale of fixed assets and assets held for sale	36	(41)	(9)
Minority interest	43	—	—
Changes in assets and liabilities, net of acquisitions and disposals:			
Accounts receivable, net	4,794	(3,751)	(1,279)
Inventories	5,558	12,213	(6,408)
Prepaid expenses	4,050	(329)	(1,817)
Accounts payable and accrued expenses	2,590	1,304	2,465
Deferred revenue	271	166	2,258
Income taxes currently payable	1,879	(504)	(2,107)
Change in other assets and liabilities	(215)	(1,175)	(160)
Net cash provided by continuing operations	34,439	23,199	348
Discontinued operations:			
Loss from discontinued operations	—	(766)	(4,547)
Loss on disposal	—	(16,096)	(7,264)
Changes in discontinued net assets	1,660	13,770	11,868
Net cash provided by (used in) discontinued operations	1,660	(3,092)	57
Net cash provided by operating activities	36,099	20,107	405
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(4,596)	(1,139)	(2,796)
Net proceeds from sales of property, plant and equipment and assets held for sale	27	37,844	8,876
Purchase of net assets of acquired companies—net of cash received	—	—	(760)
Changes in other assets and deferred charges	—	(2,000)	(5,986)
Net cash provided by (used in) investing activities	(4,569)	34,705	(666)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings (payments) under revolving credit facility	(27,100)	(51,550)	8,560
Payments on long-term debt	(3,322)	(3,876)	(4,701)
Dividends paid	—	(1,148)	(2,287)
Proceeds from issuance of Common stock	64	163	2
Net cash provided by (used in) financing activities	(30,358)	(56,411)	1,574
Net increase (decrease) in cash and cash equivalents	1,172	(1,599)	1,313
Cash and cash equivalents at beginning of year	535	2,134	821
Cash and cash equivalents at end of year	$ 1,707	$ 535	$ 2,134
Supplemental disclosures of noncash investing and financing activities:			
Dividends accrued and unpaid	$ —	$ —	$ 574
Acquisition of additional minority interest of consolidated subsidiary	$ —	$ —	$ 760
Note receivable received in connection with sale of Remuda Ranch	$ —	$ 2,000	$ —

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A—Description of the Business and Summary of Significant Accounting Policies

Description of the Business: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.

Principles of Consolidation: The consolidated financial statements consist of the accounts of the Company including its subsidiaries: Worthy, Incorporated; The Norwalk Company ("Norwalk"), formerly The C.R. Gibson Company; and Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc. All intercompany transactions and balances have been eliminated in consolidation. LEM has minority shareholders that own approximately 0.8% of the outstanding equity shares of LEM at March 31, 2003. Minority interest is presented as an element of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, LEM had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see Note B), were approximately breakeven for fiscal 2002 and 2001.

Operating Segments: In accordance with SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, the Company reports information about its operating segments. The Company is organized and managed based upon its products and services. Subsequent to the sale of the Company's gift division during fiscal year 2002, the Company reassessed its segment reporting and identified two reportable business segments: publishing and conferences. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The conference segment hosts inspirational and motivational conferences across North America.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns allowance for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Allowance for Doubtful Accounts: The Company records an estimated allowance for doubtful accounts as a reduction to accounts receivable in the accompanying consolidated financial statements. The valuation allowance has a specific allowance component related to accounts with known collection risks, and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk or may have filed for bankruptcy protection or may have disputed amounts with the Company.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

Goodwill: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The adoption of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of approximately $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment occurred during fiscal 2003. Goodwill amortization was $749,000 for fiscal 2001. There was no goodwill amortization during fiscal 2002 and 2003. Goodwill is tested for impairment annually in the fourth quarter of each fiscal year or sooner if management becomes aware of any indications that could reflect potential impairment.

Impairment of Long-Lived Assets: SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*.

Prepaid Expenses: Prepaid expenses consist primarily of royalty advances. Royalty advances are typically paid to authors as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Unamortized advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

Certain costs related to the Women of Faith conferences are paid in advance. Charges such as deposits for venues, postage and printing costs for mailings, etc., are often incurred in advance and are classified as prepaid expenses until the conferences take place, at which time they are recognized as cost of goods sold in the consolidated statements of operations.

Deferred Charges: Deferred charges consist primarily of loan issuance costs that are being amortized over the average life of the related debt and publication costs that are expected to be of significant benefit to future periods. Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis for a period not to exceed five years (as determined by management). Amortization for deferred charges was $0.4, $0.4 and $0.2 million for fiscal 2003, 2002 and 2001, respectively.

Other Assets: Other assets include prepaid royalty costs for works and projects that are not expected to be released within the next fiscal year.

Stock-Based Compensation: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.



	2003	2002	2001
Net income (loss)			
As reported	$ 10,184	$ (49,474)	$ (2,834)
Less: additional stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,346	335	235
Pro forma	$ 8,838	$ (49,839)	$ (3,069)
Net income (loss) per share:			
Basic—As reported	$ 0.71	$ (3.45)	$ (0.20)
Pro forma	$ 0.62	$ (3.47)	$ (0.21)
Diluted—As reported	$ 0.70	$ (3.41)	$ (0.20)
Pro forma	$ 0.61	$ (3.44)	$ (0.21)

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002	2001
Expected future dividend payment	$ —	$ —	$ 0.16
Expected stock price volatility	39.90%	35.40%	34.45%
Risk free interest rate	5.01%	5.38%	6.27%
Expected life of options	9 years	9 years	9 years

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Computation of Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period.

Comprehensive Income (Loss): Comprehensive income (loss) generally includes all changes to equity during a period, excluding those resulting from investments by stockholders and distributions to stockholders. Comprehensive income (loss) was the same as net income (loss) for the periods presented.

Statement of Cash Flows: For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less as cash equivalents.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements: In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction.* SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated financial statements.

During July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activities. Previous accounting guidance was provided by EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* SFAS No. 146 replaces EITF Issue No. 94-3. The new standard is effective for exit or restructuring activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

During November 2002, the FASB issued Interpretation

No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements in this Interpretation have been adopted with no material impact.

During December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.* The standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to these consolidated financial statements. In the event that accounting rules associated with stock options were to change to require all entities to use the fair value based method of accounting prescribed by SFAS No. 123, or were we to voluntarily elect to apply such methods, our consolidated statement of earnings would be impacted.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities.* SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of SFAS No. 150.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

Note B—Discontinued Operations

On November 7, 2001, effective October 31, 2001, the Company completed the sale of the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of stationery and memory albums (the Company's former gift product segment). The purchase was consummated at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note R). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating income (loss) from discontinued operations of $(0.8) million and $(3.2) million and net revenues of $45.7 million and $83.8 million in fiscal years 2002 and 2001, respectively. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled $1.4 million and $2.3 million for fiscal years ended 2002 and 2001, respectively. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented. During fiscal 2003, the Company recorded a loss on disposal of $87,000 to record additional allowances for the disposal of Gibson, primarily the writedown of assets held for sale to its estimated fair value, less costs to sell (see note R).

During December 2000, the Company determined it would

dispose of its Ceres Candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million in fiscal year 2001. Through the date of sale, Ceres generated net revenues of $2.5 million and $7.1 million during fiscal years 2002 and 2001, respectively. Interest expense allocations to Ceres totaled $0.4 million and $0.9 million for fiscal years 2002 and 2001, respectively. During fiscal 2003, the Company recorded income on disposal of $33,000 related to a change in estimate for certain unutilized allowances for the disposal of Ceres.

Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued operation. Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch") operates therapeutic centers in Arizona for women with eating disorders. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, *Allocation of Purchase Price to Assets to be Sold.* Remuda Ranch was part of the LEM acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. Remuda Ranch net assets for periods prior to April 1, 2001 are classified as assets held for sale. During fiscal 2003, the Company recorded income on disposal of $54,000 related to a change in estimate for certain unutilized allowances for the disposal of Remuda Ranch.

Note C—Inventories

Inventories consisted of the following at March 31 (in thousands):

	2003	2002
Finished goods	$ 31,298	$ 36,736
Work in process and raw materials	2,339	2,459
	$ 33,637	$ 39,195

Note D—Prepaid Expenses

Prepaid expenses consisted of the following at March 31 (in thousands):

	2003	2002
Royalties	$ 8,394	$ 12,089
Prepaid conference expenses	2,823	2,406
Prepaid production costs	1,198	2,135
Other	1,106	941
	$ 13,521	$ 17,571

Note E—Property, Plant and Equipment

Property, plant and equipment consisted of the following at March 31 (in thousands):

	2003	2002
Land	$ 291	$ 291
Buildings	11,382	8,870
Machinery and equipment	11,775	12,504
Furniture and fixtures	4,341	4,020
Other	1,330	1,825
	29,119	27,510
Less accumulated depreciation and amortization	(17,489)	(18,268)
	$ 11,630	$ 9,242

Depreciation expense was $2.0 million, $2.6 million and $1.8 million for fiscal years 2003, 2002 and 2001, respectively.

Note F—Other Assets

Other assets consisted of the following at March 31 (in thousands):

	2003	2002
Prepaid royalties	$ 2,858	$ 3,061
Notes receivable	2,258	2,185
Cash surrender value of life insurance policies	1,821	1,730
Other	421	514
	$ 7,358	$ 7,490

Note G—Goodwill and Intangible Assets

	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization	Net Carrying Amount
Goodwill	$ 33,435	n/a	$ 4,131	$ 29,304
Intangible assets:				
Amortizable				
Publishing rights and copyrights	2,523	5	2,496	27
Non-amortizable				
Publishing rights	500	n/a	—	500
Total intangible assets	$ 3,023		$ 2,496	$ 527

Amortization expense for intangible assets was $31,000, $25,000 and $281,000 for fiscal years 2003, 2002 and 2001, respectively. Estimated amortization expense for the next five years is $106,000 in 2004 and $75,000 in 2005, 2006, 2007 and 2008, respectively.

Note H—Accrued Expenses

Accrued expenses consisted of the following at March 31 (in thousands):

	2003	2002
Accrued royalties	$ 6,374	$ 4,862
Accrued compensation	4,001	2,198
Accrued commissions	352	295
Accrued group insurance	687	565
Accrued interest	311	346
Accrued sales and property tax	365	342
Accrued conference expense	633	—
Net liability of discontinued operations	128	6,313
Other	984	682
	$ 13,835	$ 15,603

Cash payments for interest were $3.1 million in 2003, $6.6 million in 2002, and $7.9 million in 2001.

Note I—Long-Term Debt

Long-term debt consisted of the following at March 31 (in thousands):

	2003	2002
Credit facility	$ 17,000	$ 44,100
Senior notes	8,352	11,374
Industrial revenue bonds	600	900
	25,952	56,374
Less current portion	(3,622)	(3,322)
	$ 22,330	$ 53,052

The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 3.5% at March 31, 2003. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2003, the Company had $17 million outstanding under the Credit Facility and $48 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Facility typically peak during the third quarter of the fiscal year. At March 31, 2003, the Company was in compliance with all covenants of the Credit Facility.

The Company has outstanding $8.4 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2003, the Company was in compliance with all covenants of the Senior Notes.

The Company has outstanding $0.6 million in Industrial Revenue Bonds, which bear interest at rates from 7.35% to 8.1% and mature on dates through 2005. The Company has given notice to the bond holders of its intent to prepay the notes in full; thus, the entire amount of outstanding bonds have been classified as current. At March 31, 2003, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.9 million.

Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

2004	$ 3,622
2005	3,022
2006	19,308
	$ 25,952

Note J—Leases

Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $2.7 million in 2003, $3.2 million in 2002 and $3.0 million in 2001. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

2004	$ 1,903
2005	1,314
2006	898
2007	400
2008 and thereafter	1,303
Total minimum lease payments	$ 5,818

Note K—Stock Plans

1992 Employee Stock Incentive Plan: The Company has adopted the 1992 Amended and Restated Employee Stock

Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. The plan, as amended, authorizes grants of options to purchase up to 2,140,000 shares of authorized but unissued common or class B common stock. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan typically vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met. At March 31, 2003, there were options to purchase 337,167 shares of common stock and 5,000 shares of class B common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 2003, was 2.3 years.

	Remaining Shares Reserved For Grant	Outstanding Options		Weighted Avg. Exercise /Grant Price	Weighted Avg. Fair Value
		Common Stock	Class B Stock		
April 1, 2000	215,126	433,500	1,400,000	$15.89	
Options canceled	1,088,500	(108,500)	(980,000)	17.76	
Options granted	(367,000)	367,000	—	6.91	$3.10
Stock awards	(1,635)	—	—	6.50	
March 31, 2001	934,991	692,000	420,000	11.16	
Options canceled	413,334	(324,000)	(90,000)	10.86	
Options granted	(573,500)*	573,500	—	7.10	$4.05
March 31, 2002	774,825	941,500	330,000	9.52	
Options canceled	335,000	(10,000)	(325,000)	12.82	
Options exercised	—	(8,666)	—	7.30	
Options granted	(456,000)**	456,000	—	13.62	$7.77
March 31, 2003	653,825	1,378,834	5,000	$10.09	

*Includes 220,000 options exercisable as either common or class B common stock.

**Includes 6,684 options exercisable as either common or class B common stock.

At March 31, 2003, there were exercisable options outstanding to purchase 337,167 shares of common stock and 5,000 shares of class B common stock with a weighted average exercise price of $10.09. As of March 31, 2002, there were exercisable options outstanding to purchase 226,167 shares of common stock and 330,000 shares of class B common stock with a weighted average exercise price of $10.35.

At March 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $7.00 to $18.375 and 7.7 years, respectively.

Stock-Based Compensation Plans: The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

1997 Deferred Compensation Plan for Non-Employee Directors: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's common stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2003, 2002 and 2001, compensation expense in relation to the Deferred Compensation Plan was recorded in the amounts of approximately $0.1 million, $0.3 million and $0.1 million, respectively.

Note L—Retirement Plans

The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes employer discretionary ESOP contributions to a stock bonus feature and a 401(k) salary deferral feature. The Company Plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The Company Plan qualifies as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contributions under this plan, including matching contribution expense and discretionary ESOP contributions, totaled $1.0 million, $0.7 million and $1.2 million during fiscal 2003, 2002 and 2001, respectively.

LEM has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with LEM. LEM's contribution to the plan for any year is discretionary. During fiscal 2003 and 2002, LEM matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $17,000, $24,000 and $176,000 during fiscal 2003, 2002 and 2001, respectively.

Note M—Common Stock

The Company declared and paid a dividend of four cents per share every quarter during fiscal 2001 and for the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's common and class B common stock.

Class B common stock carries ten votes per share and is convertible to common stock on a one-to-one ratio at the election of the holder.

Note N—Income Taxes

The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

	2003	2002	2001
Current:			
U.S. federal	$ 2,900	$ (7,800)	$ 1,670
State	168	(929)	1,167
Total current	3,068	(8,729)	2,837
Deferred	2,810	4,470	(4,571)
Total tax provision (benefit)	$ 5,878	$ (4,259)	$ (1,734)
Provision for income taxes from continuing operations	$ 5,878	$ 4,495	$ 5,160
Provision (benefit) for income taxes from discontinued operations	—	(8,754)	(6,894)
Total tax provision (benefit)	$ 5,878	$ (4,259)	$ (1,734)

Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance for certain deferred tax assets, which consists primarily of contribution carryforwards for which utilization is uncertain due to limited carryforward periods and cumulative tax losses in recent years. The net deferred tax asset is comprised of the following at March 31 (in thousands):

	2003	2002
Deferred tax assets:		
Contributions	$ 1,700	$ 2,909
Inventory obsolescence allowances	985	1,765
Bad debt and returns allowances	2,450	2,053
Inventory-unicap tax adjustment	793	1,017
Advances and prepaid expenses	68	123
Accrued liabilities	260	1,896
Deferred charges	—	(84)
Valuation allowance	(1,171)	(1,713)
	5,085	7,966
Deferred tax liabilities:		
Accelerated depreciation and amortization	(721)	(792)
Net deferred taxes	$ 4,364	$ 7,174

Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

	2003	2002	2001
U.S. federal statutory tax rate provision	35.0%	34.0%	34.0%
State taxes on income, net of federal tax effect	1.5%	2.5%	2.5%
Effective tax rate	36.5%	36.5%	36.5%

Cash payments for income taxes were $1.8 million, $2.3 million and $5.2 million in 2003, 2002 and 2001, respectively.

Subsequent to March 31, 2003, the Company received an income tax refund of $18.7 million. This refund arose from events surrounding the disposal of the C.R. Gibson operation in October 2001. This refund is not reflected in the tax accounts at March 31, 2003. The proceeds from this tax refund were used to pay down existing debt subsequent to March 31, 2003. The company will not recognize the benefit of this tax deduction until such time that management concludes that it is probable that the position we have taken on our income tax return will be sustained by the taxing authorities.

Note O—Quarterly Results (unaudited)

Summarized results for each quarter in the fiscal years ended March 31, 2002 and 2001 are as follows (dollars in thousands, except basic per share data):

Quarter	1st	2nd	3rd	4th
2003				
Net revenues	$ 41,171	$ 62,074	$ 53,774	$ 60,198
Operating income	1,509	7,032	4,698	5,687
Net income	324	4,100	2,486	3,274
Net income per share	*0.02*	*0.29*	*0.17*	*0.23*
2002				
Net revenues	$ 45,414	$ 58,710	$ 61,167	$ 50,261
Operating income	1,610	6,566	4,210	4,177
Income from continuing operations	540	3,294	1,875	2,112
Loss from discontinued operations	(234)	(15,239)	—	(1,389)
Cumulative effect of a change in accounting principle	(40,433)	—	—	—
Net income (loss)	(40,127)	(11,945)	1,875	723
Income per share from continuing operations	0.04	0.23	0.13	0.15
Loss per share from discontinued operations	(0.02)	(1.06)	—	(0.10)
Loss per share from change in accounting principle	(2.82)	—	—	—
Net income (loss) per share	(2.80)	(0.83)	0.13	0.05

The quarterly results for fiscal 2002 have been adjusted to reflect the cumulative effect of a change in accounting principle, associated with the adoption of SFAS No. 142. The Company originally recorded the goodwill impairment of $40.4 million as a loss from discontinued operations in the second quarter. In accordance with SFAS No. 142, the Company has restated its results of operations to reflect the $40.4 million as a cumulative effect of a change in accounting principle in the first quarter.

Note P—Commitments and Contingencies

The Company has commitments to provide advances to certain authors in connection with products being published by the Company. These commitments totaled approximately $7.7 million at March 31, 2003. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years. The company also has certain inventory purchase commitments with vendors totalling approximately $34.9 million over the next six years.

The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

Note Q—Guarantees

As of March 31, 2003, the Company is listed as the primary tenant on several leases related to discontinued operations that were assumed by the buyers. No amount has been accrued for the Company's potential obligation under these lease agreements. The maximum amount of undiscounted payments the Company would have to make in the event that the new tenants fail to make the required lease payments is $2.8 million at March 31, 2003.

Note R—Related Party Transactions

Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of the sale, S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's Board of Directors. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provided warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately $3.0 million in fiscal 2002 and approximately $2.3 million in fiscal 2003, until the agreement ended on July 31, 2002. These fees were approximately the same amount as the expenses incurred to provide the services and were recorded as a reduction to selling, general, and administrative expenses in the consolidated statements of operations. During the third quarter of fiscal 2003, the Company settled claims and working capital adjustments related to the sale of the gift assets for total consideration of $2.5 million in favor of C.R. Gibson, Inc, which had been fully accrued as a liability on the consolidated balance sheets.

During the third quarter of fiscal 2003, the Company paid $2.5 million to C.R. Gison, Inc. to repurchase its former distribution center under the terms of a "put option" from the Asset Purchase Agreement for the sale of the Company's former gift segment. The Company has engaged the services of a commercial real estate broker to list the property for sale. The Company is carrying this property on the consolidated balance sheet as an asset held for sale valued at the estimated fair value, less cost to sell of $1.8 million at March 31, 2003.

Note S—Financial Instruments

The following disclosure of estimated fair value of financial instruments as of March 31, 2003 is made in accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2003 and 2002, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and Cash Equivalents	$ 1,707	$ 1,707	$ 535	$ 535
Long-Term Debt:				
Credit facility	$ 17,000	$ 17,000	$ 44,100	$ 44,100
Senior notes	8,352	8,616	11,374	11,491
Industrial revenue bonds	600	600	900	900

The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Facility and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

Outstanding letters of credit totaled $1.0 million and $1.5 million as of March 31, 2003 and 2002, respectively. The letters of credit guarantee performance to third parties of various trade activities and Workers' Compensation claims. Fair value estimated on the basis of fees paid to obtain the obligations was not material at March 31, 2003 and 2002.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base.

Note T—Operating Segments

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes items related to discontinued operations.

(in thousands):	Publishing	Conferences	Other	Total
2003				
Net revenues	$ 187,599	$ 29,618	$ —	$ 217,217
Operating income	14,684	4,242	—	18,926
Identifiable assets	135,786	23,484	3,785	163,055
Capital expenditures	4,493	103	—	4,596
Depreciation and amortization	1,808	253	—	2,061
2002				
Net revenues	188,277	27,275	—	215,552
Operating income	16,045	518	—	16,563
Identifiable assets	149,825	23,264	12,300	185,389
Capital expenditures	898	241	—	1,139
Depreciation and amortization	1,959	690	—	2,649
2001				
Net revenues	191,421	22,726	—	214,147
Operating income	16,939	846	—	17,785
Identifiable assets	165,400	23,861	97,977	287,238
Capital expenditures	2,256	540	—	2,796
Depreciation and amortization	2,125	716	—	2,841

No single customer accounted for as much as 10% of consolidated revenues in fiscal 2003, 2002 or 2001. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2003, 2002 and 2001.

Report of Independent Public Accountants

We have audited the accompanying consolidated balance sheet of Thomas Nelson, Inc., and subsidiaries (the Company) as of March 31, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Company's consolidated financial statements as of March 31, 2002 and for each of the years in the two-year period then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the segment information in Note T to the consolidated financial statements, in their report dated May 10, 2002. Those auditors' report also included an explanatory paragraph with respect to the change in the method of accounting for goodwill and intangible assets (as discussed in Note A to the consolidated financial statements).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the Company's 2002 and 2001 consolidated financial statements were audited by other auditors who have ceased operations. As described in Note T, the Company began disclosing two reportable segments in 2003, and the amounts in the 2002 and 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2002 and 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Company's 2002 and 2001 consolidated financial statements other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2002 and 2001 consolidated financial statements taken as a whole.

KPMG LLP

Nashville, Tennessee
May 7, 2003

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report for the year ended March 31, 2002. This audit report has not been reissued by Arthur Andersen LLP.

To Thomas Nelson, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries as of March 31, 2002, and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

Arthur Andersen LLP

Nashville, Tennessee
May 10, 2002 (except for Note I, as to which the date is June 28, 2002)

Other Financial Information (*Unaudited*)

The Common stock and the Class B Common stock are traded on the NYSE under the symbols "TNM" and "TNMB," respectively. The following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

	Common Stock		Class B Common Stock		Dividends Paid
	High	**Low**	**High**	**Low**	**Per Share**
Fiscal 2003					
First Quarter	$ 13.80	$ 10.29	$ 13.60	$ 11.00	$ —
Second Quarter	13.57	8.80	13.51	11.00	—
Third Quarter	10.46	5.24	13.00	7.00	—
Fourth Quarter	11.29	8.45	13.95	12.40	—
Fiscal 2002					
First Quarter	$ 7.45	$ 6.35	$ 7.50	$ 6.60	$ .04
Second Quarter	8.50	6.80	8.50	6.75	.04
Third Quarter	11.13	8.09	11.00	8.60	—
Fourth Quarter	12.40	9.98	12.25	10.65	—
					$ .08

As of June 23, 2003, there were 791 record holders of the Common stock and 522 record holders of the Class B Common stock.

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Facility and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.



NEW SPIRIT FILLED LIFE Bible



Sales

TED SQUIRES	*Senior Vice President, Nelson Ministry Services*
DALLAS DIGGS	*Vice President, New Market and Brand Development* *God's Leading Ladies*
DAN WRIGHT	*Vice President, International Rights*
RON LAND	*Senior Vice President, General Markets/Caribe*
GARY DAVIDSON	*Vice President, CBA Sales*
LEE GESSNER	*Executive Vice President* *Thomas Nelson Sales and Conferencing Group*



Operations & Finance

TROY EDENS	*Executive Director, Finance*
MIKE MITCHELL	*Vice President, Customer Services*
JOEL BEASLEY	*Vice President, Warehouse Operations*
VANCE LAWSON	*Senior Vice President, Finance and Operations*
BETTE EZZELL	*Executive Director, Credit Department*
RICK PROCTOR	*Vice President, Information Technology*







BARRY BAIRD	*Executive Director, Remainder Sales, Thomas Nelson, Inc.*
LES HOTTOVY	*Tax Director, Thomas Nelson, Inc.*
JIM THOMASON	*Director, Human Resources, Thomas Nelson, Inc.*
SCOTT HOLLOWAY	*Director, Facilities Administration, Thomas Nelson, Inc.*
GEORGE GOWER	*Vice President, Inventory Management, Thomas Nelson, Inc.*
JOE POWERS	*Executive Vice President, Secretary and Treasurer, Thomas Nelson, Inc.*

Board of Directors and Officers


SAM MOORE


JESSE T. CORRELL


BROWNLEE O. CURREY, JR.


W. LIPSCOMB DAVIS, JR.


S. JOSEPH MOORE


ROBERT J. NIEBEL, SR.


MILLARD V. OAKLEY

Thomas Nelson, Inc. and Subsidiaries Board of Directors

Sam Moore
Board Chairman, CEO and
President of the Company
Nashville, TN
(E & N)

Jesse T. Correll
President
First Southern Bancorp
Stanford, KY
(N)

Member of Executive (E), Compensation (C), Nominating (N), Audit (A) Committee

Brownlee O. Currey, Jr.
President
Currey Investments
Nashville, TN
(C & A)

W. Lipscomb Davis, Jr.
Partner
Hillsboro Enterprises
Nashville, TN
(C & A)

S. Joseph Moore
President
C.R. Gibson, Inc.
Nashville, TN
(E)

Robert J. Niebel, Sr.
Senior Vice President
21st Century Christian, Inc.
Nashville, TN
(E & A)

Millard V. Oakley
Private Investments
Nashville, TN
(C & N)

Thomas Nelson, Inc. and Subsidiaries Corporate Officers

Sam Moore
President, CEO

Philip Stoner
Executive Vice President
and Group Publisher
Thomas Nelson Bible
and Reference Group

Joe L. Powers
Executive Vice President
Secretary and Treasurer

Mike Hyatt
Executive Vice President
and Group Publisher
Thomas Nelson Book Group

Vance Lawson
Senior Vice President
Finance and Operations

Lee Gessner
Executive Vice President
Thomas Nelson Sales and
Conferencing Group

Corporate Management

Allen Arnold
Vice President/
Brand Strategist
Thomas Nelson Book Group

Barry Baird
Executive Director
Remainder Sales
Thomas Nelson, Inc.

Christie Barnes
Executive Director
Operations
Women of Faith

Joel Beasley
Vice President
Warehouse Operations
Thomas Nelson, Inc.

Amy Chandy
Vice President
Women of Faith

Harry Clayton
Senior Vice President
Nelson Multimedia

Pamela Clements
Vice President, Publicity
Thomas Nelson Book Group

Jack Countryman
Senior Vice President
and Publisher
J. Countryman

Sonny Crews
Director, Fundraising
Thomas Nelson Fundraising

Bryan Curtis
Vice President and
Associate Publisher
Rutledge Hill Press

Gary Davidson
Vice President
CBA Sales

Dallas Diggs
Vice President
New Market and
Brand Development
God's Leading Ladies

Lara Dulaney
Director, Strategic Projects
Women of Faith

David Dunham
Senior Vice President
and Publisher
General Trade Division

Troy Edens
Executive Director
Finance
Thomas Nelson, Inc.

Bette Ezzell
Executive Director
Credit Department
Thomas Nelson, Inc.

David Fields
Vice President
Marketing
Thomas Nelson Bible and
Reference Group

Terri Gibbs
Vice President
Product Development
J. Countryman

Jeff Gott
Vice President
Marketing Services
Thomas Nelson Book Group

George Gower
Vice President
Inventory Management
Thomas Nelson, Inc.

Mary Graham
President
Women of Faith

DeeAnn Grand
Vice President and
Associate Publisher
Tommy Nelson

Brian Hampton
Vice President
and Editor-in-Chief
Thomas Nelson Books

Scott Holloway
Director
Facilities Administration
Thomas Nelson, Inc.

Les Hottovy
Tax Director
Thomas Nelson, Inc.

Troy Johnson
Vice President and
Associate Publisher
J. Countryman

Wayne Kinde
Associate Publisher
Reference and Electronic
Publishing

Ron Land
Senior Vice President
General Markets/Caribe

Dan Lynch
Senior Vice President
and Publisher
Tommy Nelson

Hank McBride
Vice President
Cool Springs Press

Jonathan Merkh
Senior Vice President
and Publisher
Thomas Nelson Books

Mike Middleton
Vice President
Merchandising and
Mass Market Sales

Mike Mitchell
Vice President
Customer Services
Thomas Nelson, Inc.

David Moberg
Senior Vice President
and Publisher
W Publishing Group

Peter Nikolai
Vice President
Backlist Development
Thomas Nelson Book Group

Victor Oliver
Vice President and
Acquisitions Editor
Thomas Nelson Books

Jerry Park
Senior Vice President
Marketing
Thomas Nelson Book Group

Rick Proctor
Vice President
Information Technology
Thomas Nelson, Inc.

Sharron Rock
Director of Finance
Women of Faith

Sam Rodriguez
Associate Publisher
Editorial Caribe

Bob Sanford
Senior Vice President
Bible Product Development
Thomas Nelson Bibles

Dave Shepherd
Executive Director
ABA, Key Accounts and
General Market Sales

Ted Squires
Senior Vice President
Nelson Ministry Services

Larry Stone
Vice President
and Publisher
Rutledge Hill Press/
Cool Springs Press

Jim Thomason
Director
Human Resources
Thomas Nelson, Inc.

Dan Wright
Vice President
International Rights
Thomas Nelson Sales



Purpose

Thomas Nelson's purpose is to publish, produce and market products that honor God and serve humanity, and to enhance shareholder value.

Form 10-K

Copies of the Annual Report on Form 10-K for the fiscal 2003 year including financial statements and financial statement schedules, as filed with the Securities and Exchange Commission are available from the Company free of charge. Copies of exhibits filed with the Annual Report on Form 10-K will also be available on payment of charges approximating the Company's cost. If you wish a copy of the Form 10-K, or have any questions about the information in this Annual Report, please direct your inquiries to:

Mr. Joe L. Powers
Executive Vice President
Thomas Nelson, Inc.
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 902-1300

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock, to arrange for direct deposit of dividends, to report lost certificates or to consolidate accounts should contact the Stock Transfer Agent listed below at (800) 568-3476.

Corporate Executive Offices
501 Nelson Place
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 889-9000

Stock Transfer Agent
SunTrust Bank, Atlanta
Corporate Trust Department
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476







Publishers Since 1798

